March 30, 2009

Filed via EDGAR and
Delivered via Facsimile (202) 772-9202
Ms. Donna DiSilvio Senior Staff Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Stop 6010 Washington, D.C. 20549	Mr. Scott Stringer Staff Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Stop 6010 Washington, D.C. 20549

Re:	Skinny Nutritional Corp.
Form 10-KSB for Year Ended December 31, 2007
File No. 000-51313

Dear Ms. DiSilvio and Mr. Stringer:

Skinny Nutritional Corp. (“Skinny” or the “Company”) is in receipt of your letter dated March 16, 2009 concerning comments to the above-referenced filing of the Company. This letter sets forth the Company’s responses to the Staff’s comments as set forth in your letter of March 16, 2009. In presenting this response, we have followed the enumerated comments and section headings as set forth in your letter. For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response.

The Company’s responses are as follows:

Form 10-KSB for the Year Ended December 31, 2007

General

Comment 1.   Given your intent to revise your financial statements and audit report, please tell us what consideration you have given to filing Item 4.02 of Form 8-K.

Response

The Company’s authorized executive officers have considered the appropriateness of filing a Form 8-K to disclose under Item 4.02 the amendment to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2007 (the “Amendment”) that it intends to file in connection with this comment and review process. The Company’s authorized executive officers have discussed this matter with its independent registered public accountants and have determined to file a Form 8-K under Item 4.02 concerning the Amendment, which the Company intends to file with the Commission on the date that this letter has been submitted.

Comment 2.   In light of your proposed revisions and your intention to revise your financial statements, please explain whether you have re-evaluated your original conclusions surrounding the effectiveness of your disclosure controls and procedures and internal controls over financial reporting. If you continue to believe your controls are effective after considering the fact that the financial statements are restated, we would expect revised disclosure explaining why you continue to believe your controls are effective.

Response

The Company has reevaluated its assessment of its disclosure controls and procedures and internal control over financial reporting in light of its intention to file the Amendment and has determined that the modifications to be reported in the Amendment indicate the existence of a material weakness in its internal control over financial reporting and disclosure controls and procedures. The Company will include in its contemplated Amendment a revised evaluation of disclosure controls and procedures and internal control over financial reporting stating the finding of the material weakness and the Company’s remedial actions.

Report of Independent Registered Public Accounting Firm, page 52

Comment 3.    We note your response to prior comment two. Please explain to us in sufficient detail your basis for crediting stock compensation expense and how you calculated the amount of $133,493. You disclose in Note 20 that you measured stock options using the option exercise price and valued the warrants at the lower of the exercise price or the market value. To the extent stock compensation was recorded for employees and non-employees, please tell us the amount previously recorded, how you determined the amount including the exercise or market price, and the amount you proposed to record.

Response

Originally the company recorded as payroll expense $366,042.50 directly related to the issuance of stock options granted to employees. The $366,042.50 was calculated on the market value at the date of issuance. Subsequently, the Company recalculated the applicable option expense utilizing the Black-Scholes method for accounting for options. The subsequent Black-Scholes method computation, referenced below, showed an expense realized of $232,549.50. This generated a credit of $133,493 to payroll expense with an offset to Additional Paid In Capital.

Each stock option award is estimated as of the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the table below. To address the lack of historical volatility data for the Company, expected volatility is based on the volatilities of peer companies. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

As of December 31, 2007, there were 12,325,000 options issued and outstanding under the plan with exercise prices ranging from $0.07 to $0.50.

Expected volatility	137.15% to 141.05%
Expected dividends	0%
Expected terms	5 years
Risk-free rate	3.5% to 4.76%

General

The Company acknowledges that:

                  •            the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

                  •            staff comments or changes to disclosure in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

                 •             the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                The Company understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comment on the Company’s filings.

Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments please do not hesitate to contact the undersigned.

Sincerely yours,

Skinny Nutritional Corp.

By: /s/ Donald McDonald
Donald McDonald,
Chief Financial Officer

cc:           R. Wilson